GERSTEN SAVAGE LLP	600 LEXINGTON AVENUE NEW YORK NY 10022-6018 T: 212-752-9700 F: 212-980-5192 INFO@GERSTENSAVAGE.COM WWW.GERSTENSAVAGE.COM

July 9, 2008

VIA EDGAR

Ms. Ivette Leon
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3720
Washington, DC  20549

Re:	Xfone, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 1-32521

Filed on March 31, 2008 and amended on April 15, 2008 and Form 8-K/A filed on April 16, 2008

Dear Ms. Leon:

We are counsel to Xfone, Inc. (“Xfone,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated June 24, 2008, relating to the above-captioned filings.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Financial Statements

Report of independent accountants, page F-1

1.
Since your auditor made reference to the work of another auditor, you should include the auditor's report on Xfone 018 in the Form 10-K for the year ended December 31, 2007 and in the S-1 filed on April 17, 2008. Please revise.

The Company notes the Staff’s comment, and intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and a pre-effective amendment to the Registration Statement on Form S-1 filed on April 17, 2008, each of which will include the report of the auditor of Xfone 018 Ltd., Yarel + Partners C.P.A (Isr.).

Note 2 - Significant Accounting Policies

M. Goodwill and indefinite lived purchased intangible assets, page F-17

2.
With a view toward disclosure, tell us in more detail the two-step process for the recognition and measurement of an impairment loss for goodwill. In this regard, also tell us what your reporting units are, how you allocated goodwill amongst the reporting units and the method used to determine the fair value of each reporting unit.

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), establishes a method of testing goodwill and other indefinite-lived intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company’s annual assessments involve determining an estimate of the fair value of the Company’s reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill and other indefinite-lived assets exists. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Goodwill and certain other purchased intangible assets have been recorded as a result of the Company’s acquisitions and are allocated based on the geographic presence in which the acquired business is operating. The Company has identified three reporting units as of December 31, 2007: its operations in the UK, Israel and the United States.  Fair values are derived based on an evaluation of past and expected future performance of the Company’s reporting units. A reporting unit is an operating segment or one level below an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the Company’s executive management team regularly reviews the operating results of that component. In addition, the Company combines and aggregates two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. The Company’s reportable segments under the guidance of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” are its reporting units.

The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

During the fourth quarter of fiscal 2007, Xfone's operations in the UK experienced a decrease in sales attributable to a change in the tariff structure by a local mobile operator. A high proportion of the Company’s customers in the UK have mobile phones from this operator and use Xfone's services by dialing an Xfone access number from their mobile phone. During the fourth quarter, the mobile operator changed the pricing on the access numbers, so that they were no longer cost effective for customers to dial. This change affected not only Xfone, but all alternative suppliers of international calls in the UK. Xfone undertook a marketing campaign to promote its other services to these customers, to allow them to connect via alternative, low-cost access numbers. This has been successful in terms of migrating customers, and the number of minute switches by the Company was growing.

On March 19, 2008, the UK court handed down judgment in the dispute between Swiftnet Limited, the Company’s wholly-owned U.K. based subsidiary, and MCI WorldCom Limited (currently operating as Verizon UK Limited) (“MCI”), related to a  amounts due to MCI for telecommunications services provided by MCI to Swiftnet.  The court awarded approximately $2.6 million plus legal costs and interest in favor of MCI.  The net effect of this judgment including estimation of the Company's legal fees, MCI’s legal costs and interest payable is approximately $2.9 million which is presented as a non-recurring loss in the Statement of Operations. The Company excluded the non-recurring loss from the results of the UK segment for the purpose of its annual assessment.

During 2007, the revenues of the Company's USA segment decreased 21% to $12,290,891 from $15,474,206 for the same period in 2006. The decrease in revenues is primarily due to the attrition of dialup internet customers and longer than expected commissioning process until revenues is earned.

The Company’s business plan in 2007 included profitability growth through acquisitions, which generates: (i) significant synergies impact from consolidating corporate functions; and (ii) relatively easy integration of acquired companies because of facilities and network architecture. On August 22, 2007, the Company entered into a Stock Purchase Agreement (the “NTS Purchase Agreement”) with NTS Communications, Inc. (“NTS”), a provider of integrated voice, data and video solutions headquartered in Lubbock, Texas, and the owners of approximately 85% of the equity interests in NTS, to acquire NTS. Subsequently, all of the remaining shareholders of NTS executed the NTS Purchase Agreement, bringing the total percentage of equity interests in NTS owned by NTS shareholders that entered into the NTS Purchase Agreement (the “NTS Sellers”) to 100%.   The acquisition was consummated on February 26, 2008.  Following the acquisition the Company restructured its USA operations in Mississippi and Louisiana, which led to significant reduction in corporate and operating expenses, primarily attributed to consolidation of corporate functions and customer service functions. The Company included synergies cost savings, as stated, in the results of the US segment for the purpose of its annual assessment.

The Company utilizes the discounted cash flow approach when determining the fair value of each reporting unit as part of its annual assessments. As stated above, goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. The results of the Company’s analysis indicated that no reduction in the carrying amount of goodwill was required.

3.
In future filings provide the disclosures required by paragraph 45 c of SFAS 142. Also, disclose the goodwill amount separately on the face of the balance sheet in accordance with paragraph 43 of SFAS 142.

The Company intends to be guided by this comment in its future filings under the Securities Exchange Act of 1934, as amended, and include the requested disclosures, as applicable.

Form 8-K/A filed on April 16, 2008 – Exhibit 99.3

4.
It is unclear to us why you reduced depreciation and amortization in the pro forma statement of operations and the related increase in fixed assets at December 31, 2007. Explain to us in detail the nature of adjustment (d) on page 2 and adjustment (a) on page 4 of the pro forma financial statements.

Adjustment (d) on page 2 and adjustment (a) on page 4 of the pro forma financial statements include an adjustment to the depreciation expenses of NTS Communications, Inc. ("the Target") in 2007. This adjustment addresses the following:

a.	Determination of the fair value of the fixed assets; and
b.	Application of the useful lives of fixed assets, estimated by the Company, in the Target.

During the pre-closing period, the Company reviewed the financial reports of the Target and became aware that the Target used useful lives which were shorter than the ones used by the Company, and which are commonly used by other public companies in the telecommunication industry.

The proforma financial report was prepared based upon management’s estimation, and reflected preliminary valuation estimates. The fair value of the fixed assets was estimated by applying the useful lives used by the Company on the depreciated costs of fixed assets in the Target as of January 1, 2007. As a result of such adjustment, depreciation expenses in the amount of $3,020,281 were reversed. Following the consummation of the acquisition of NTS, the Company engaged a third party to investigate and appraise the Target's designated assets and estimated useful lives. The results of this analysis support the estimated useful lives applied in the proforma financial report.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Jaclyn Amsel
Jaclyn Amsel

cc:	Xfone, Inc.